Exhibit 99.2

Fourth Quarter 2024 Financial Results February 6 , 2025

Colliers | 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the ability to attract new capital commitments to our Investment Management funds and retain existing capital under management; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2023 under the heading "Risk Factors" (which factors are adopted herein, and which can be accessed at www.sedarplus.ca) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Revised Operating Segments

Starting in Q3 2024, Colliers re-aligned its operating segments to better reflect the value and growth potential of its three complementary engines – Real Estate Services, Engineering, and Investment Management. The Real Estate Services segment encompasses the former Americas, EMEA, and Asia Pacific regions, excluding engineering and project management, which are now reported within the new Engineering segment. The Investment Management segment remains unchanged. Comparative periods have been recast to reflect this revised segmentation.

Non-GAAP measures

This presentation makes reference to certain non-GAAP measures, including local currency ("LC") revenue growth rate, internal revenue growth rate, Adjusted EBITDA ("AEBITDA"), Adjusted EPS ("AEPS"), free cash flow, assets under management ("AUM") and net service revenue. Please refer to Appendix for reconciliations to GAAP measures.

Colliers 3 (US $ millions, except per share amounts) Highlights • Robust revenue growth • Strengthened momentum across all business segments • Accelerating rebound in Capital Markets • Completed four Engineering tuck - in acquisitions during the quarter • Expecting growth in 2025 both internally and from completed acquisitions USD LC (1) Revenue 1,501.6 1,235.2 22% 22% Adjusted EBITDA 225.3 198.4 14% 15% Adjusted EBITDA Margin 15.0% 16.1% Adjusted EPS 2.26 2.00 13% GAAP Operating Earnings 121.4 132.6 -8% GAAP Operating Earnings Margin 8.1% 10.7% GAAP diluted EPS 1.47 1.42 4% USD LC (1) Revenue 4,822.0 4,335.1 11% 11% Adjusted EBITDA 644.2 595.0 8% 9% Adjusted EBITDA Margin 13.4% 13.7% Adjusted EPS 5.75 5.35 7% GAAP Operating Earnings 389.2 300.9 29% GAAP Operating Earnings Margin 8.1% 6.9% GAAP diluted EPS 3.22 1.41 128% Three months ended December 31 2024 2023 %Change Twelve months ended December 31 2024 2023 % Change (1) Local Currency

30% 60% 10% 21% 48% 31% Please refer to Appendix Colliers 4 Trailing twelve months ended December 31, 2024 Broad Diversification Real Estate Services Investment Management Engineering 71% Recurring Revenue by Segment AEBITDA by Segment 62% Recurring

Colliers 5 Fourth Quarter (US$ millions) Consolidated Revenues % Change over Q4 2023 USD LC Investment Management (1) 6% 6% Engineering 61% 61% Real Estate Services 12% 13% Total 22% 22% Revenue Mix Q4 2024 Q4 2023 Investment Management 9% 10% Engineering 28% 21% Real Estate Services 63% 69% Total 100% 100%                             4  4  Engineering Investment Management Real Estate Services Local currency internal growth: 10% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 1%

                        4  4  Colliers 6 Fourth Quarter (US$ millions) Real Estate Services GAAP Operating Earnings: Q4 2024 $107.9M at 11.4% margin; Q4 2023 $96.2M at 11.4% margin Strong growth across all service lines Capital Markets transaction activity rebounded across all geographies, particularly Europe and the US, and most asset classes Leasing momentum increased with several large office and industrial transactions in the quarter Margin flat due to strategic investment in recruiting in key markets USD LC Revenue Growth 12% 13% AEBITDA Growth 12% 14% Revenues AEBITDA Outsourcing Leasing Capital Markets

Colliers 7 Fourth Quarter (US$ millions) Engineering GAAP Operating Earnings: Q4 2024 $8.0M at 1.9% margin; Q4 2023 $11.9M at 4.5% margin Revenue growth driven by the favourable impact of recent acquisitions and strong internal growth Demand for technical and other multi - disciplined professional services increasing across most end - markets Adjusted EBITDA margin impacted by weather related seasonality in newly acquired businesses                   4  4  USD LC Revenue Growth 61% 61% Net Service Revenue Growth 61% 61% AEBITDA Growth 51% 51% Revenues AEBITDA Engineering Pass - through costs

Colliers 8 Fourth Quarter (US$ millions) Investment Management GAAP Operating Earnings: Q4 2024 $38.0M at 27.8% margin; Q4 2023 $41.5M at 32.2% margin Incremental revenues from new investor capital commitments Adjusted EBITDA margin impacted by continued investments in new products as well as to scale fundraising efforts AUM of $98.9 billion, up slightly to relative to September 30, 2024 Revenues AEBITDA                   4  4  Investment Management USD LC Revenue Growth 6% 6% Revenue Growth* 1% 1% *excluding pass-through performance fees AEBITDA Growth 1% 1% Pass - through performance fees

• Leverage ratio declined to 2.0x on strong free cash flow • More than $1.2 billion of available liquidity under expanded and extended revolving credit facility • Anticipating capital expenditures of $100 - $115 million in 2025 Colliers 9 (US$ millions) Capitalization & Capital Allocation Cash $ 176.3 $ 181.1 Total Debt 1,508.5 1,502.6 Net Debt $ 1,332.2 $ 1,321.5 Redeemable non-controlling interests 1,152.6 1,072.1 Shareholders' equity 1,325.6 850.5 Total capitalization $ 3,810.4 $ 3,244.1 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.0x 2.2x Capital Expenditures $ 65.1 $ 84.5 Acquisition Spend (2) $ 542.3 $ 152.1 Twelve months ended December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 (1) Net debt for financial leverage ratio excludes restricted cash and warehouse credit facilities, in accordance with debt a gre ements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Colliers 10 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. Continued interest rate volatility and/or lack of cred it availability for commercial real estate transactions could materially impact the outlook. The outlook does not include future acquisitions. 1 Reflects currently prevailing foreign exchange rates, which are closely tied to international trade uncertainty. Outlook for 2025 Real Estate Services Engineering Investment Management Consolidated Mid single - digit revenue growth, with modest increase in AEBITDA margin Approximately 30% revenue growth including completed acquisitions, with increase in AEBITDA margin Mid - single digit revenue growth given launch of new fundraising cycle, with potential for acceleration later in year Flat to modest decrease in AEBITDA margin as result of continued investment in fundraising, new products and operational integration High single digit to low - teens percentage revenue growth Low - teens AEBITDA growth Low - teens AEPS growth 1

Appendix Reconciliation of non - GAAP measures

Colliers 12 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 81,496 $ 81,221 $ 236,936 $ 144,691 Income tax 18,699 29,974 74,177 68,086 Other income, including equity earnings from non-consolidated investments (1,976) (912) (7,680) (5,919) Interest expense, net 23,181 22,347 85,779 94,077 Operating earnings 121,400 132,630 389,212 300,935 Loss on disposal of business operations - - - 2,282 Depreciation and amortization 65,176 51,087 221,602 202,536 Gains attributable to MSRs (4,185) (5,436) (15,363) (17,722) Equity earnings from non-consolidated investments 2,030 707 7,270 5,078 Acquisition-related items 6,410 (6,406) (27,802) 47,096 Restructuring costs 9,365 15,435 23,285 27,701 Stock-based compensation expense 25,094 10,361 46,041 27,087 Adjusted EBITDA $ 225,290 $ 198,378 $ 644,245 $ 594,993 Three months ended Twelve months ended December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023

Colliers 13 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Amount shown for the year ended December 31, 2023, reflects the "if - converted" method's dilutive impact on the adjusted EPS calc ulation. (US$ thousands) Net earnings $ 81,496 $ 81,221 $ 236,936 $ 144,691 Non-controlling interest share of earnings (18,894) (17,593) (53,968) (56,560) Interest on Convertible Notes - - - 2,861 Loss on disposal of operations - - - 2,282 Amortization of intangible assets 47,666 36,269 155,363 147,928 Gains attributable to MSRs (4,185) (5,436) (15,363) (17,722) Acquisition-related items 6,410 (6,406) (27,802) 47,096 Restructuring costs 9,365 15,435 23,285 27,701 Stock-based compensation expense 25,094 10,361 46,041 27,087 Income tax on adjustments (24,287) (13,313) (50,403) (48,359) Non-controlling interest on adjustments (7,409) (5,534) (25,740) (22,667) Adjusted net earnings $ 115,256 $ 95,004 $ 288,349 $ 254,338 (US$) Diluted net earnings per common share $ 1.47 $ 1.42 $ 3.22 $ 1.38 Interest on Convertible Notes, net of tax - - - 0.04 Non-controlling interest redemption increment (0.25) (0.08) 0.42 0.47 Loss on disposal of operations - - - 0.05 Amortization expense, net of tax 0.50 0.47 1.98 1.92 Gains attributable to MSRs, net of tax (0.05) (0.07) (0.17) (0.21) Acquisition-related items 0.08 (0.14) (0.75) 0.83 Restructuring costs, net of tax 0.14 0.24 0.35 0.43 Stock-based compensation expense, net of tax 0.37 0.16 0.70 0.44 Adjusted EPS $ 2.26 $ 2.00 $ 5.75 $ 5.35 Diluted weighted average shares for Adjusted EPS (thousands) 51,036 47,582 50,182 47,504 Three months ended Twelve months ended December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 Three months ended Twelve months ended December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023

Colliers 14 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash provided by operating activities $ 215,307 $ 157,103 $ 326,009 $ 165,661 Contingent acquisition consideration paid 250 469 3,357 39,115 Purchase of fixed assets (19,574) (24,113) (65,085) (84,524) Cash collections on AR Facility deferred purchase price 35,776 33,106 137,581 124,313 Distributions paid to non-controlling interests (5,316) (9,578) (71,618) (77,400) Free cash flow $ 226,443 $ 156,987 $ 330,244 $ 167,165 Three months ended Twelve months ended December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023

Colliers 15 Reconciliation of Engineering revenue to net service revenue (US$ thousands) Engineering Revenues $ 421,361 $ 262,482 $ 1,237,384 $ 990,477 Subconsultant and other direct expenses (121,187) (75,582) (306,142) (274,030) Engineering Net Service Revenues $ 300,174 $ 186,900 $ 931,242 $ 716,447 Three months ended Twelve months ended December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 16 Other Non - GAAP Measures

Appendix Full Year Segment Details

                                      Colliers 18 Full Year (US$ millions) Real Estate Services GAAP Operating Earnings: 2024 $231.4M at 7.5% margin; 2023 $188.2M at 6.6% margin Solid growth across all service lines with transaction activity up Margin benefitted from service mix and operating leverage USD LC Revenue Growth 8% 8% AEBITDA Growth 14% 15% Revenues AEBITDA Outsourcing Leasing Capital Markets

Colliers 19 Full Year (US$ millions) Engineering GAAP Operating Earnings: 2024 $40.6M at 3.3% margin; 2023 $54.6M at 5.5% margin Revenue growth driven by the favourable impact of recent acquisitions and internal growth Adjusted EBITDA margin impacted by completion certain highly profitable project management contracts in 2023, which did not repeat in 2024                       USD LC Revenue Growth 25% 25% Net Service Revenue Growth 30% 30% AEBITDA Growth 14% 14% Revenues AEBITDA Engineering Pass - through costs

Colliers 20 Full Year (US$ millions) Investment Management GAAP Operating Earnings: 2024 $199.1M at 38.8% margin; 2023 $103.1M at 21.2% margin Incremental revenues from new investor capital commitments Adjusted EBITDA margin impacted by incremental investments in new products and fundraising talent Revenues AEBITDA                     Investment Management USD LC Revenue Growth 5% 5% Revenue Growth* 2% 2% *excluding pass-through performance fees AEBITDA Growth 0% 0% Pass - through performance fees